N4 FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

Assets		
Cash and cash equivalents	$	193,603
Prepaid expenses		231
Total assets	$	193,834
Liabilities and stockholders' equity		
Liabilities		
Due to Affiliate	$	-
Accounts Payable		300
Other liabilities		5,400
Total liabilities		5,700
Stockholders' equity		
Common stock (no par value, 100 shares issued and outstanding)		100
Paid in capital		174,900
Retained earnings		13,134
Total stockholders' equity		188,134
Total liabilities and stockholders' equity	$	193,834

See accompanying notes to financial statements.